# APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented:

_____

☐ ANNUAL CERTIFICATION

☑ UPDATE OF REGISTRATION
Items and/or Exhibits Amended:

Exhibit 4
_____

☐ WITHDRAWAL FROM REGISTRATION

**Important:  Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO).  "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO.  "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.**

1.  **A**. Your full name:

Fitch Ratings, Inc.
_____

**B. (i)** Name under which your credit rating business is primarily conducted, if different from Item 1A:

N/A
_____

**(ii)** Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

N/A
_____

**C.** Address of your principal office (do not use a P.O. Box):

| 33 Whitehall Street | New York | NY | 10004 |
|---|---|---|---|
| (Number and Street) | (City) | (State/Country) | (Zip/Postal Code) |

**D.** Mailing address, if different:

| | | | |
|---|---|---|---|
| (Number and Street) | (City) | (State/Country) | (Zip/Postal Code) |

**E.** Contact person (See Instructions):

Heather Merrigan, Chief Compliance Officer
_____
(Name and Title)

| 33 Whitehall Street | New York | NY | 10004 |
|---|---|---|---|
| (Number and Street) | (City) | (State/Country) | (Zip/Postal Code) |

**CERTIFICATION:**

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO.  The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects.  If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

8/1/2025      Fitch Ratings, Inc.
_____(Date)_____      _____(Name of the Applicant/NRSRO)_____

By:    /s/ Ian Linnell      Ian Linnell, President
_____(Signature)_____      _____(Print Name and Title)_____

**2.**   **A**.   Your legal status:

☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   **B**.   Month and day of your fiscal year end:   12/31 _____

   **C**.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

     State/Country of formation:   Delaware _____     Date of formation:   1997 _____

**3.**   Your credit rating affiliates (See Instructions):

   See attached Item 3.
_____
(Name)                 (Address)

_____
(Name)                 (Address)

_____
(Name)                 (Address)

_____
(Name)                 (Address)

_____
(Name)                 (Address)

**4.**   The designated compliance officer of the Applicant/NRSRO (See Instructions):

   Heather Merrigan, Chief Compliance Officer
_____
(Name and Title)

   33 Whitehall Street     New York     NY     10004
_____
(Number and Street)      (City)      (State/Country)      (Postal Code)

**5.**   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

   Fitch Ratings, Inc. will make Form NRSRO and all exhibits and attachments available for free on its public website www.fitchratings.com, via a link on the home page entitled "Regulatory Affairs".

**6.**   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

**A**.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

| Class of credit ratings | Applying for registration | Approximate number currently outstanding | Approximate date issuance commenced |
|---|---|---|---|
| **financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))** | ☐ | N/A | N/A |
| **insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))** | ☐ | N/A | N/A |
| **corporate issuers** | ☐ | N/A | N/A |
| **issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)** | ☐ | N/A | N/A |
| **issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities** | ☐ | N/A | N/A |

**B.** Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

**C.** Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

  ☐ The Applicant/NRSRO is attaching _____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

  ☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

**Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.**

**7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.**

**A.** Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

| Class of credit rating | Currently registered | Approximate number outstanding as of the most recent calendar year end | Approximate date issuance commenced |
|---|---|---|---|
| **financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))** | ☑ | 37,364 | 1964 |
| **insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))** | ☑ | 3,322 | 1973 |
| **corporate issuers** | ☑ | 21,482 | 1927 |
| **issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)** | ☑ | 41,411 | 1979 |
| **issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities** | ☑ | 162,940 | 1927 |

**B.** Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Fitch Ratings, Inc. publishes all ratings and related ratings actions and opinions free of charge on a non-selective basis on its public website, www.fitchratings.com.

| | |
|---|---|
| **8.** Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law. | |

| | YES | NO |
|---|:---:|:---:|
| **A**. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter? | ✓ | ☐ |
| **B**. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter? | ✓ | ☐ |
| **C**. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO? | ☐ | ✓ |

**9. Exhibits** (See Instructions).

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**Exhibit 1**.  Credit ratings performance measurement statistics.

☐   Exhibit 1 is attached and made a part of this Form NRSRO.

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**Exhibit 2**.  A description of the procedures and methodologies used in determining credit ratings.

☐   Exhibit 2 is attached and made a part of Form NRSRO.

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**Exhibit 3**.  Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☐   Exhibit 3 is attached and made a part of this Form NRSRO.

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**Exhibit 4**.  Organizational structure.

☑   Exhibit 4 is attached to and made a part of this Form NRSRO.

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**Exhibit 5**.  The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☐   Exhibit 5 is attached to and made a part of this Form NRSRO.

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**Exhibit 6**.  Identification of conflicts of interests relating to the issuance of credit ratings.

☐   Exhibit 6 is attached to and made a part of this Form NRSRO.

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**Exhibit 7**.  Policies and procedures to address and manage conflicts of interest.

☐   Exhibit 7 is attached to and made a part of this Form NRSRO.

**Exhibit 8**. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☐ Exhibit 8 is attached to and made a part of this Form NRSRO.

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**Exhibit 9.** Certain information regarding the credit rating agency's designated compliance officer.

☐ Exhibit 9 is attached to and made a part of this Form NRSRO.

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**Exhibit 10**. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

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**Exhibit 11**. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

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**Exhibit 12.** Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**

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**Exhibit 13**. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

**Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.**



## Credit Rating Affiliates[1]

| | |
|---|---|
| Fitch Australia PTY, Limited[2]<br>Suite 15.01, Level 15<br>135 King Street<br>Sydney NSW 2000, Australia | Fitch Ratings Brasil Ltda.<br>Av. Barão de Tefé, 27 – Sala 601 – Saúde<br>20220-460 Rio de Janeiro, Brazil |
| Fitch Ratings (Beijing) Ltd<br>Unit 02-2 & 03, 10/F, Fortune Financial Center<br>5 Dongsanhuanzhong Road<br>Chaoyang District<br>Beijing 100020, China | Fitch Ratings Canada, Inc.<br>22 Adelaide Street West<br>Suite 2810<br>Toronto, ON M5H 4E3, Canada |
| Fitch Ratings Ireland Limited[3]<br>88 Harcourt Street<br>Dublin 2 D02 DK18 Ireland | Fitch (Hong Kong) Limited<br>19/F Man Yee Building<br>68 Des Voeux Road Central<br>Hong Kong |
| Fitch Ratings Japan Limited<br>Kojimachi Crystal City East Wing 3rd Floor<br>4-8 Kojimachi, Chiyoda-ku<br>Tokyo 102-0083 Japan | Fitch México S.A. de C.V.<br>Blv. Manuel Avila Camacho 88, Piso 10<br>Edificio Picasso, Col. Lomas de Chapultepec<br>Del. Miguel Hidalgo<br>Mexico City 11000 Mexico |
| Fitch Ratings Singapore Pte Ltd<br>1 Wallich Street<br>#19-01 Guoco Tower<br>Singapore 078881 | Fitch Ratings Ltd[4]<br>30 North Colonnade, Canary Wharf<br>London E14 5GN,<br>United Kingdom |

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[1] Employees of other credit rating affiliates of Fitch Ratings, Inc. not listed on this Item 3 may participate in the determination of credit ratings issued by or on behalf of Fitch Ratings, Inc.

[2] Fitch Australia PTY, Limited is organized under the laws of Australia, and includes the branch offices of this affiliate in Taiwan, Saudi Arabia and Korea.

[3] Fitch Ratings Ireland Limited is organized under the laws of Ireland, and includes the branch offices of this affiliate in France, Germany, Italy, Spain, Sweden and Poland.

[4] Fitch Ratings Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Dubai.

# DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

Fitch Ratings, Inc.

Date

3/28/2025

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

Fitch Ratings, Inc.

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

See attached Disclosure Reporting Page Appendix.

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

N/A

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

N/A



# Disclosure Reporting Page Appendix

On September 3, 2024, the Securities and Exchange Commission ("SEC") found that Fitch Ratings, Inc. ("Fitch") failed to adhere to the recordkeeping requirements set forth in Section 17(a) of the Exchange Act and Rule 17g-2(b)(7) thereunder.  It ordered that Fitch be censured, cease and desist from any future violations of Section 17(a) and Rule 17g-2(b)(7), and pay a civil monetary penalty in the amount of $8,000,000.

# DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO

Fitch Ratings, Inc.

Date

03/28/2025

Check Item being responded to:

☐  Item 8A

☑  Item 8B

☐  Item 8C

Full name of the person for whom this DRP is being submitted:

███████████

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

████████████████████████████

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):


There were no material changes to the annual certification that occurred during 2024.

Material changes made through the date of filing this annual certification include: updating the organization charts in **Exhibit 4** to indicate i) the Chief Risk and Credit Officer reports to the President, ii) the Chief Information Security Officer reports to the Chief Information Officer, and iii) the Head of Internal Audit and Chief Compliance Officer report to the General Counsel.